Mail Stop 6010

July 27, 2006

Mr. Gordon A. Ulsh
President and Chief Executive Officer
Exide Technologies
13000 Deerfield Parkway, Building 200
Alpharetta, Georgia 30004

> **RE: Exide Technologies**
> **Form 10-K for the fiscal year ended March 31, 2006**
> **Filed June 29, 2006**
> **File No. 1-11263**

Dear Mr. Ulsh:

We have reviewed your letter filed on July 17, 2006 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2006

Note 7. Accounting for Intangible Assets and Goodwill, F-17

1.   Please refer to prior comments 2 and 3. Please respond to the following
        comments:

        ·   Your response states you believe that market capitalization is the best
             indicator of fair value for each of your segments for the reasons stated in that
             response, including the fact that your historical business plans and forecasts
             have not been accurate. As such, you used market capitalization to test your
             goodwill for impairment. Your disclosure on page F-17 states that you used
             discounted cash flows and also considered your market value. Please
             reconcile your response with the disclosure. Ensure that future disclosure is
             consistent with your response.
        ·   We note that you allocated the company's market capitalization to your
             segments and determined that goodwill in each of the segments was fully
             impaired. Please note that under SFAS 141 you should perform a two-step
             test for goodwill impairment. First, you should compare the fair value of the
             reporting unit to its carrying value, including goodwill. If the carrying value
             is in excess of the fair value, then you should perform a second test to
             determine whether or not there is any impairment to your goodwill. That is,
             the results of the first test only determine whether you should perform the
             second step. The results of the first test do not necessarily mean that goodwill
             is impaired or reflect the amount of any goodwill impairment. In the second
             step, you should determine the implied fair value of your goodwill and
             compare that implied fair value to the carrying amount of your goodwill. Any
             excess of the carrying amount over the implied fair value of goodwill
             represents the amount of the impairment charge. Please revise or advise us
             how you applied the second step of the two-step process in determining the
             implied fair value of your goodwill and the amount of your goodwill
             impairment.

Note 28 - Subsequent Events, page F-39

2.   We note that you entered into a rights offering and standby purchase agreement
        with a registration rights agreement. Please tell us how you plan to account for
        these agreements including the following:

- Please tell us the significant terms of the rights offering, standby purchase agreement and the registration rights agreement.
- Discuss how you will account for these agreements, cite the accounting literature upon which you relied, and explain how you applied that literature based upon your facts and circumstances.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3604 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554 with any other questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant